Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

Now that the dust has started to settle around here, a bit, I thought I’d try my best to explain ACS in layman’s terms, who they are and why we think this acquisition is a match made in heaven between our two companies.

ACS are experts in helping companies solve complicated paper intensive business tasks. Okay, so you read that sentence and you’re SCREAMING… “ENGLISH, PLEASE?” Simply stated, ACS are “paper handlers”– not unlike airline baggage handlers. Now, before you jump to conclusions, just know I am making a radical oversimplification to help explain ACS.

You know what a baggage handler does – he or she takes your luggage and makes sure it gets on the right plane at the right time and doesn’t get broken (at least that is the idea).

ACS does the same for paper-intensive jobs, for example, processing health insurance forms. ACS takes paper and unstructured documents, like photos and hand-written notes and then processes, analyzes, stores and manages the information. Along the way it gets routed from place to place, making sure it doesn’t get lost and is readily available when needed.

To be sure, ACS does more than what I am describing here – but this is one area that got us particularly excited.

So how are ACS and Xerox a fit? Xerox is the world’s leader in document management and processing. Simply stated, we help companies deal with the vast amounts of paper being produced within their organizations , how they automate and interact with “documents” in the broadest sense of the word; be it paper or digitally-based.

We are going to be able to help ACS do a better job at paper handling; and they are going to help us present new ideas to our customers on how to design and manage some of the most complicated tasks they have – the ones that are still paper based.

I don’t know about you – but as we move forward, I think it makes for a very interesting way to handle baggage!

Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the Securities and Exchange Commission’s (SEC) Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”. Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Xerox’s proxy statement for its most recent annual meeting and ACS’s proxy statement for its most recent annual meeting, both as filed with the SEC. This material contains forward-looking statements which involve a number of significant risks and uncertainties.